Exhibit 21.1

PHI Group, Inc.

Legal Entity	Jurisdiction of Organization or Incorporation
PHI Corporate, LLC	Delaware
PHI Aviation, LLC	Louisiana
PHI Health, LLC	Louisiana
AM Equity Holdings, L.L.C.	Louisiana
PHI Tech Services, LLC	Louisiana
PHI Helipass, L.L.C.	Louisiana
Helicopter Management, LLC	Louisiana
HELIX, LLC	Florida
Vertilease, LLC	Montana
MDHL, LLC	Montana
PHI International Holdco Private Limited	Singapore
PHI International Helicopters PTE Limited	Singapore
PHI International Australia Pty Limited	Australia
PHI International Australia Holdings Pty Limited	Australia
PHI-HNZ Australia Pty Ltd.	Australia
Petroleum Helicopters Australia Pty	Australia
PHI International New Zealand Limited	New Zealand
Personnel Outsourcing, Ltd.	Cayman Islands
PHI Air Europe Limited	Cyprus
PHI Americas, Ltd.	Trinidad
PHI Aviation UK Limited	United Kingdom
PHI Century Limited	Ghana